First Midwest Bancorp, Inc.
          One Pierce Place, Suite 1500
          Itasca, IL 60143

September 10, 2013

VIA EDGAR AND FEDERAL EXPRESS

Mr. Amit Pande
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:         First Midwest Bancorp, Inc. (the “Company”)
Form 10-K for Fiscal Period Ended December 31, 2012
Filed March 1, 2013
File Number:  001-33934

Dear Mr. Pande:

We are in receipt of your letter dated August 30, 2013 regarding your review of the Company’s Form 10-K referenced above and are preparing a response to your comments.  The Company’s response is due on September 16, 2013.  We are in need of an additional ten (10) business days in order to afford us the best opportunity to respond to your comments.  Accordingly, we expect to send our response to you no later than September 30, 2013.

Should you have any questions or need further information, you may contact me directly via telephone at (630) 875-7347 or via e-mail at Paul.Clemens@FirstMidwest.com.

Very truly yours,

By:  /s/ PAUL F. CLEMENS

Paul F. Clemens
Executive Vice President and Chief Financial Officer

cc:           Mr. Benjamin Phippen
Staff Accountant